January 15, 2010

Mr. Christian Windsor
Mail Stop 4720
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Enterprise Financial Services Corp
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 8-K filed on April 27, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 001-15373

Dear Mr. Windsor:

This letter is provided by Enterprise Financial Services Corp (the “Company”) in response to your letter to the Company of December 31, 2009. Set forth below are responses to your comments. Your comments have been restated and appear in italics.

Capital Resources, page 40

1.	We note your presentation of “tangible common equity to tangible assets” in the table on page 40. We note similar disclosure in subsequent filings on Forms 10-Q and 8-K. This ratio appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission rules or banking regulatory requirements. To the extent you plan to provide this non-GAAP ratio in the future, the staff notes the following:
  To the extent you disclose or release publicly any material information that includes a non- GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most clearly comparable GAAP measure;

  To the extent that you plan to disclose the ratio in future Forms 8-K under Item 2.02, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K; and

  To the extent this ratio is disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure.
Response: The Company will comply with the requirements of Regulation G and Item 10(e)(1)(i) of Regulation S-K in future filings or will eliminate the non-GAAP measure from the Company’s disclosures.

Securities and Exchange Commission
January 15, 2010

Controls and Procedures, page 89

2.	You state that there were “no significant changes in the Company’s internal controls or in the other factors that could significantly affect those controls subsequent to the date of the evaluation.” Item 308(c) of Regulation S-K requires the company to disclose any change in the company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the company’s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting. Please provide us with the disclosure required by Item 308(c) of Regulation S-K for the quarterly period ended December 31, 2008 and confirm that the company will provide the required disclosure in future filings.

Response: There were no changes in the Company’s internal control over financial reporting during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company will provide the required disclosure in future filings.

Executive Compensation, page 89

Benchmarking of Compensation, page 8 of Definitive Proxy Statement on Schedule 14A

3.	We note that the company benchmarks certain elements of compensation to its peers. In future filings, please identify the component companies that make up the compensation peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: In future filings, the Company will identify the component companies that make up the compensation peer group.

Short-Term Annual Cash Incentive, page 9 of Definitive Proxy Statement on Schedule 14A

4.	Please tell us why you have not disclosed the performance targets utilized in determining compensation for your named executive officers for the 2008 fiscal year. In particular, you have not disclosed the information contained in the annual performance grid, including threshold, target and exceptional performance levels and payment amounts for each goal applicable to annual cash incentive compensation. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response: As our counsel discussed with you, in light of current facts and circumstances and the evolution of the disclosure practices of other issuers, the Company has determined that in future filings it will disclose the performance targets utilized in determining compensation for the Company’s named executive officers, together with the analysis required by Item 402. As our counsel discussed with you, as soon as available, we will provide a supplemental response letter with a form of disclosure on these matters which the Company intends to include in our Proxy Statement for our 2010 annual meeting.

Securities and Exchange Commission
January 15, 2010

Certain Relationships and Related Transactions and Director Independence, page 89

Related Person Transactions, page 24 of Definitive Proxy Statement on Schedule 14A

5.	Please tell us why you did not include the disclosure required by Item 404(b) of Regulation S-K. Please also tell us why you did not include any disclosure related to loans to executive officers and directors as required by Item 404(a) of Regulation S-K. In that regard, we note the disclosure in the footnotes to the financial statements on page 66 of the company’s Form 10-K. To the extent applicable, refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Response: The Company provided disclosures concerning the means by which each related person’s transaction was approved. Specifically, the discussion of each of the related person transaction in the Proxy Statement includes a disclosure that such transaction was approved by a vote of the disinterested members of the Board of Directors. As of December 31, 2008 this was the Company’s policy and procedure for review, approval and ratification of all transactions with related persons. In future filings the Company will provide the disclosure required by Item 404(b) regarding its policies and procedures for review, approval or ratification of related person transactions generally.

All loans to executive officers and directors referenced in the footnotes to the Company’s financial statements were made by the Company’s banking subsidiary, Enterprise Bank and Trust (the “Bank”). Pursuant to Instruction 4(c) to Item 404(a) of Regulation S-K, the Company provided the following disclosure under the heading “Compensation Committee Interlocks and Insider Participation” on page 14 of the Proxy Statement:

“Some of the directors (including members of the Compensation Committee) and officers of the Company and the Bank, and members of their immediate families and firms and corporations with which they are associated, have had transactions with the Bank, including borrowings and investments. All such loans and investments have been made in the ordinary course of business, have been made on substantially the same terms, including interest rate paid or charged and collateral required, as those prevailing at the time for comparable transactions with unaffiliated persons, and did not involve more than the normal risk of collectability or present other unfavorable features.”

Note that the use of the term “investments” in the above disclosure was an error and the term should have been “indebtedness.”

In future filings, the Company will provide the disclosure required by Instruction 4(c) to Item 404(a) under the heading of “Related Person Transactions.”

Exhibits 31.1 and 31.2

6.	We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. For example, it appears that you have added the word “annual” in paragraphs 2, 3 and 4 and modified the language in paragraphs 4 and 4(d). We note similar modifications in Exhibits 31.1 and 31.2 to your quarterly reports on Form 10-Q. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Securities and Exchange Commission
January 15, 2010

Response: In future filings, the Company will provide the certifications required in Exhibits 31.1 and 31.2 in the exact form set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 8-K filed on April 27, 2009

7.	We note that you disclose information regarding the company’s announcement of financial information for the quarter ended March 31, 2009 under Item 8.01 of Form 8-K. We note a similar approach in the Form 8-K filed on July 21, 2009. Please tell us your basis for filing this information under Item 8.01, rather than Item 2.02, of Form 8-K. We also note that you deem the information in the related press releases to be furnished to, but not filed with, the Commission. Please confirm your understanding that only information provided under Items 2.02 and 7.01 of Form 8-K will be deemed “not filed” for purposes of Section 18 of the Exchange Act and otherwise not subject to the liabilities of that section.

Response: The Company unintentionally disclosed its announcements of financial information for the quarters ended March 31, 2009 and June 30, 2009 under Item 8.01 of Form 8-K. In the future the Company intends to disclose announcements of financial information under Item 2.02 of Form 8-K. The Company confirms its understanding that only information provided under Items 2.02 and 7.01 of Form 8-K will be deemed “not filed” for purposes of Section 18 of the Exchange Act and otherwise not subject to the liabilities of that section.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 1. Financial Statements

Note 1. Summary of Significant Accounting Policies

Loan Participations, page 6

8.	We note you determined during a review of loan participation agreements that certain of your loan participation agreements contained language inconsistent with sale accounting treatment. We note further that you concluded that the errors were immaterial to the previously reported amounts contained in your periodic reports. Please tell us the following concerning these loan participation agreements and your accounting for the agreements:
  Explain to us in greater detail the nature and terms of the loan participation agreements which were inconsistent with and prevented the company from accounting for these transactions as sales; (provide us with all the key participation characteristics and the terms and economics of the participating mortgage loan agreement);

Securities and Exchange Commission
January 15, 2010

Response: Consistent with industry practice and to mitigate credit risk, the Company sells participations in loans to other banks. While the Company has a legal lending limit of over $60 million, we use a self-imposed $10 million aggregate exposure limit for individual borrowers, and therefore need to occasionally sell participations to other banks. The intent of a loan participation is a loan sale. Losses on participated loans are usually shared pro-rata among the participants in the loan, and all principal and interest received is shared pro-rata. Each loan participation is executed with a legally binding loan participation agreement. As such, we have legally transferred the economic risk associated with the borrower to the participating bank by entering into these loan participation agreements. Our standard loan participation agreements provided us with the opportunity, but not the obligation, to repurchase participated portions of loans at their outstanding balance plus accrued interest at any time. The business reason for the repurchase language stems from the Company’s desire to control any collection procedures that might become necessary if the participating bank disagrees with our collection strategy. To the best of management’s knowledge, we have never exercised this right.

During an examination by the State of Missouri Division of Finance, the examiners questioned whether or not this language violated the derecognition provision of Accounting Standards Codification (ASC) 860-10-40-5, Transfers and Servicing. The issue revolved around whether or not the Company’s right to repurchase the participated loans prevented the Company from surrendering control of the transferred loans.

After further consideration of the right of repurchase included in these loan participation agreements, the Company determined that the language was in conflict with FAS 140 (now ASC 860-10-40-5), and all loan participation agreements were reviewed to determine the extent of the accounting error. At September 30, 2009, the balance of 128 loan participations sold was $256.5 million. The detailed review revealed that 112 of the agreements, totaling $222.1 million, contained some form of repurchase language that violated ASC 860-10-40-5. After reviewing the various business and financial reporting considerations, the Company decided to remove the repurchase language in its entirety from the agreements. Beginning in October 2009, efforts were undertaken to execute modified repurchase agreements which removed the repurchase language. As of this date, all of the agreements have been modified.
  Tell us the timeframe over which these loan participation transactions were impacted;
Response: The error was the result of the limited evaluation of FAS 140 (ASC 860-10-40-5) performed upon adoption in 2001 given the immaterial volume of loan participations sold by the Company at that time. As of December 31, 2001, the Company had a balance of only $56 million in loan participations. The loan participation volume did not increase until 2007 when the balance increased to over $150 million.
  Since you have indicated that the accounting treatment resulted in a correction of an error, address the reasons for not labeling the financial information as being restated within the 9/30/09 Form 10-Q;
Response: The Company assessed the materiality of this error in accordance with Staff Accounting Bulletin (SAB) 99 and concluded that accounting treatment resulted in a correction of an immaterial error. As described in SAB 108, correcting prior period financial statements for immaterial errors would not require previously filed reports to be amended. In addition, we noted the disclosures required by ASC 250-10-50, Accounting Changes and Error Corrections for corrections of errors in previously issued financial statements are not required for immaterial corrections of prior period financial statements. In addition, we noted that the prior period financial statements reflecting immaterial corrections need not be labeled ”restated,” and the adjustments do not require mention in the auditors' report.
  Address why there was no impact of the correction of the error on the operating results for the interim periods of fiscal 2009;

Securities and Exchange Commission
January 15, 2010

Response: The impact of the correction for the interim periods of fiscal 2009 was disclosed in the operating results in our Form 8-K filed on October 23, 2009. The correction of the error was included in all interim periods presented in our Form 10-Q for the Quarterly Period Ended September 30, 2009.
  Further, address the reasons for not accounting for the correction of the error in accordance with ASC 250-10-50-7 to 9;
Response: In evaluating how best to correct the error, we recognized the unusual nature of the situation. In this case, we believe that the qualitative factors were of such magnitude that they overrode the significance of the quantitative factors. As a result, management concluded it would be appropriate to correct the errors through the “immaterial misstatement” guidance provided in SAB 108 and ASC 250-10-50, “Accounting Changes and Error Corrections”. Under that guidance, immaterial errors are either corrected in the current period or by revising prior period information in future filings.

The prior period revised amounts will be presented in all future financial statement filings. We included disclosures of the change in our Form 10-Q for the third quarter 2009, including disclosures related to the third quarter gain from extinguishment of debt and the expected impact on the fourth quarter as a result of amending the agreements. The Form 10-Q for the third quarter 2009 included the corrected 2009 financial statements. Prior year information (balance sheet as of December 31, 2008 and income statement and cash flow information for the three and nine month periods ended September 30, 2008) were also revised in the third quarter 2009 Form 10-Q. The 2009 Form 10-K will include revised financial information for all prior periods presented, including the selected financial data in Item 6.
  Provide us with your SAB 99 materiality analysis beginning with the initial time period in which these loan participation agreements were impacted (on a quarterly basis), addressing how you concluded that these errors were immaterial to the previously reported amount contained in your periodic reports;
Response: Below are the quantitative and qualitative portions of our SAB 99 materiality analysis.

In evaluating how best to correct the error, we recognized the unusual nature of the situation. In this case, we believe that the qualitative factors were of such magnitude that they overrode the significance of the quantitative factors. Economically, the risk associated with the participated loans has been transferred and therefore, qualitatively, the inappropriate derecognition of these participated loans was not material to the financial statements. Further, by December 31, 2009 (after modification of the agreements), the overall effect of the correction is neutral to the Company’s financial results and certain key ratios over the aggregate period of correction. As a result, management concluded it would be appropriate to correct the errors through the “immaterial misstatement” guidance provided in SAB 108 and ASC 250-10-50. Under that guidance, immaterial errors are either corrected in the current period or by revising prior period information in future filings. Each month in 2008 and 2009 were revised along with 2007, 2006 and 2005.

The following SAB 99 materiality analysis discussion details the quantitative and qualitative factors considered in reaching our conclusion.

Securities and Exchange Commission
January 15, 2010

Quantitative analysis
An analysis was performed to quantify the impact to the Company’s net income of recording the loan participations as secured borrowings along with additional provision and related income tax expense rather than as sales of the loans.

See Table 1 for a summary of the quantitative impact.

Qualitative analysis
1.
What is the significance of the misstatements or disclosures relative to known user needs? Minimal. The primary users of the financial statements include common and preferred stock holders, owners of the Company’s trust preferred securities (“TRUPS”), potential investors, analysts, the Federal Deposit Insurance Corporation (“FDIC”), the State of Missouri Division of Finance, the Federal Home Loan Bank (“FHLB”), customers, and employees. Given that after the agreements were amended in October 2009, there was no impact to earnings on a cumulative basis, and given that the Company was never subjected to any additional risk of loss on the participated portion of the loans, none of the users were negatively impacted. As a subsequent validation of our materiality determination, in analysts’ reports published subsequent to the Company’s press release describing the correction, it was clear that the analysts understood the economic substance of the correction.

The repurchase language, in and of itself, did not change the way in which we conducted business or underwrote loans. The intent of the repurchase language was to assist management in the resolution of participated problem loan situations. However, to the best of our knowledge we have never exercised a repurchase of participation under this clause. These loan participations are generally sold when our internal loan hold limit would have been exceeded. Therefore, while the Company may have had the right to repurchase, generally we would not have exercised that right due to our hold limit.

2.
Does the difference have an effect on the entity’s compliance with loan covenants, other contractual arrangements, laws and regulations, or regulatory provisions? We noted that correcting the balance sheet for the effects of the error would not have resulted in the Bank falling from the ‘well capitalized’ to ‘adequately capitalized’ category as of September 30, 2009 or June 30, 2009. However, as a result of the correction, the Bank total risk-based capital ratio would have been only ‘adequately capitalized’ as of March 31, 2009 and all other periods in 2008, 2007 and 2006.

The Company contacted the Company’s FDIC regulator to discuss the situation and our correction. We were directed by the FDIC that no prior period regulatory ratios, or call reports, should be revised.

Based upon our conversations with the FDIC, and as further evidenced by the lack of incremental restrictions on the Company to obtain brokered deposits resulting from the correction, the Company has concluded that the correction did not have an effect on the Company’s compliance with regulatory provisions. The Company also reviewed its FHLB agreements and TRUPS agreements noting that the correction did not have an effect on the Company’s compliance with any related covenants or other contractual arrangements.

Securities and Exchange Commission
January 15, 2010

3.
What is the nature of the difference? How was the error identified? What was the cause of the error (due to fraud)? Does the error imply that there are any deficiencies in the Company’s internal controls over financial reporting? The error was the result of the limited evaluation of FAS 140 (ASC 860-10-40-5) performed upon adoption in 2001 given the immaterial volume of loan participations sold by the Company at that time. The Company continued to increase its volume of loan participations using the standard loan participation agreements determined to be appropriate at that time.

As previously noted, the error was identified by an examiner during our 2009 State of Missouri Division of Finance examination.

The Company has determined the error was not a result of fraud.

The Company determined that the following significant deficiency existed which resulted in the error not being identified previously:

The Company did not have a formal process of reviewing existing contracts with continuing accounting significance and as a result did not detect an error in the accounting for loan participations executed subject to its standard participation agreement.

4.
Does the difference affect a significant financial statement account balance? Yes, the difference affects Loans, Allowance for loan losses, Other borrowings, Interest income, Interest expense, Provision for loan losses, and Income tax expense. See the quantitative analysis in Table 1 for the specific impact to each of these significant accounts.

5.
Does the difference assist management’s interest in pursuing inappropriate means to minimize reported earnings for tax-motivated reasons? No, the error did not result in any tax savings to the Company. Given the net neutral impact to earnings upon amendment of the agreements, the Company would not have any difference in the amount of taxes paid or accrued on a cumulative basis through the period of correction.

6.
What is the cost of making the correction? The correction consisted of preparing amendments for each of the participation agreements, contacting the participating bank, explaining the situation and asking them to sign and return the amendment to the Company. With the exception of preparing amendments for “attorney drafted” deals, all of this work was handled by the Company’s personnel, therefore, there were no additional internal hard costs. In addition, all prior period financial statements must be revised to reflect the correct accounting treatment. This will require additional time by the Finance staff and KPMG. In addition, we were billed by the external attorneys for the “attorney drafted” deals.

7.
What is the effect of misclassifications, including those between operating and non-operating income? No amounts were misclassified to an incorrect account as a result of the error. As shown in the quantitative analysis in Table 1, while interest income and interest revenue are increased for the gross up of loans and other borrowings, net interest income is not impacted by the correction.

8.
What is the risk that possible additional undetected differences exist that would affect our evaluation? There is a low likelihood that additional undetected differences exist that would affect our evaluation based upon the comprehensive review of all loan participation agreements performed by the accounting department and internal loan legal counsel.

Securities and Exchange Commission
January 15, 2010

9.	Does the difference have an effect on earnings or other trends, especially trends of profitability? Do the differences change a loss into a profit or vice versa? No, the error does not have a significant impact on earnings trends or profitability. The differences did not change net income available to common shareholders from a profit into a loss (or vice versa) in any of the periods to be corrected. In addition, upon amendment of the agreements, the impact of the error was neutral to earnings on a cumulative basis. See Table 1 for a summary of the quantitative impact.

10.
Does the difference result from an attempt to hide a failure to meet analysts’ consensus earnings estimates? No, the difference did not result from an attempt to hide a failure to meet analysts’ consensus earnings estimates. Given that the Company is relieved of the credit risk upon transfer of the loans, analysts should factor the provision for loan losses associated with the transferred loans out of the Company’s earnings estimates.

As a subsequent validation, we noted that analysts have explicitly factored the loan participation activity out of their EPS estimates in reports subsequent to the Company’s announcement of the correction. As such, it is reasonable to believe that they would have factored this activity out if known in the prior periods as well.

11.	Does the difference support the entity’s stock price trend or earnings trend through the use of unusually aggressive accounting practices? No, the original accounting for loan participations was not intended to be an aggressive interpretation of ASC 860-10-40-5. In addition, given that the credit risk associated with the participated portion of the loan is assumed by the participating bank, the accounting policy does not have any impact on the potential for financial loss on the participated loans.

12.	What is the motivation of management with respect to the difference? Management had not intentionally recorded the participated portion of the loans in error. As such, during the periods prior to identification and evaluation, management was not motivated to record the participated loans in error. However, upon identification and evaluation of the error, management amended the related participation agreements in October 2009 to be in a position to appropriately derecognize the participated loans.

13.	What is the effect of the difference on segment information? The difference was entirely contained within the Banking segment, and did not impact or have the effect of requiring reclassifications among the other segments.

14.
What is the expected market reaction to the difference and/or its disclosure? The Company expects the market would understand that there is no change in the economic substance of the arrangement, based upon the purpose of loan participation arrangements combined with the transfer of the credit risk to the third party participant. As such, the Company did not expect the market would have a negative reaction to the difference or its disclosure.

The lack of market reaction was subsequently confirmed when upon issuing the Company’s press release describing the correction, the Company’s stock price did not significantly change. Further, the analysts’ reports described the issue as a non-event, given that the economic substance of the participations did not change as a result of the corrections.

Securities and Exchange Commission
January 15, 2010

15.	Is there a history of volatility in the price of a registrant’s securities in response to certain types of disclosures? The Company’s stock price has generally followed industry stock performance and has not been volatile to announcement of particular disclosures.

16.	What is the likelihood that a difference that is currently immaterial may have a material effect in future periods? Management undertook a comprehensive process to review all outstanding loan participation agreements and amended all of the participation agreements. As such, there is a low likelihood that this issue will have a material effect in future periods.

17.	Do the differences involve fraud, conflicts of interest, or concealment of an unlawful transaction? No. See #3 above.

18.
Does the existence of statutory or regulatory reporting requirements affect materiality thresholds? Yes, the amount of excess capital required for the Company to be considered “well capitalized” rather than “adequately capitalized” is considered in determining materiality for the Company’s financial statements. Even with correctly accounting for the loan participations as secured borrowings as of September 30, 2009, the Company remained “well capitalized” given the large excess of capital established during the fourth quarter of 2008 as a result of the TARP funding and a private placement TRUPS.

19.	What is the sensitivity of the circumstances surrounding the difference? Given that no additional credit loss is assumed by the Company as a result of the accounting for loan participations as secured borrowings and given the Company’s ability to amend all of the agreements, there is expected to be low sensitivity surrounding the difference.

20.	Company-specific trends and performance metrics that may influence investment decisions. The Company considered whether the correction of the error would have an impact on key performance indicators or trends. Specifically, the Company considered the impact of the correction on net interest margin, nonperforming loan levels, allowance for loan loss levels, and capital ratios. While each of these key performance indicators were impacted by the change, the Company has determined that the corrected amounts/ratios would not influence investment decisions given that the Company has not assumed any additional credit risk and given the amendment of the agreements, which allows the Company to revert back to prior accounting and more level trends for the key performance indicators.

21.	Does the misstatement affect recurring earnings or a non-recurring/extraordinary item? The primary impact to earnings is in the Provision for loan losses activity, which is considered a part of the recurring earnings measure for a bank. While the impact of the correction is to an account that is considered in the recurring earnings measurement rather than to an account that is extraordinary in nature, the impact of the correction is not expected to be recurring in future periods as a result of the amendments made to the participation agreements.

22.	Does the difference indicate a possible pattern of bias by management when developing and accumulating accounting estimates? No. As soon as management learned of the issue, steps were taken to resolve it.

Securities and Exchange Commission
January 15, 2010

23.	Was the difference precipitated by management’s continued unwillingness to correct a weakness in the financial reporting process? No. As soon as management learned of the issue, steps were taken to resolve it.
  Tell us specifically how you modified the loan participation agreements subsequent to 9/30/09 in order to receive sale accounting treatment under FAS 140 (ASC 860-10-40); and
Response: As discussed above, the repurchase language was removed from all loan participation agreements.
  Tell us how you determined the $5.3 million pre-tax gain on extinguishment of debt and provide the specific accounting literature you relied upon to support your accounting determination.
In order to correct the error, the Company recorded the participated portion of such loans as assets, along with a secured borrowing liability to finance the assets. The Company also recorded incremental interest income on the loans offset by incremental interest expense on the secured borrowing. Additional provisions for loan losses and income taxes were also recorded.

Under the terms of the agreements, the participating banks absorb credit losses, if any, on the participated portion of the loan. However, as secured borrowings on the Company’s consolidated financial statements, the reduction of the liability to the participating bank is recorded only upon legal defeasance of such liability in accordance with ASC 405-20-40-1. The foreclosure of the underlying collateral represented a legal defeasance event, given that the foreclosed collateral is distributed to the transferees in accordance with the participation agreement. During the third quarter of 2009, the Company recorded a $5.3 million pre-tax gain as a result of the foreclosure of the collateral and distribution to the loan transferee of one of the participated loans. The pre-tax gain amount is the cumulative provision for loan losses related to the participated portion of this loan.

As requested, the Company acknowledges that the adequacy and accuracy of the disclosure in any Company filing is the responsibility of the Company and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 314-512-7214 if you have any questions concerning the Company’s responses concerning the financial statements and contact our outside counsel, Phillip R. Stanton, at 314-345-4738 with any other questions.

Sincerely,

/s/ Frank H. Sanfilippo
Frank H. Sanfilippo, Chief Financial Officer

Table 1 - EFSC ProForma Summary

	2009 by Quarter
	3Q 09		2Q 09		1Q 09
	Original	Revised	Original	Revised	Original	Revised
Total Loans	1,884,353	2,113,365	1,905,340	2,136,125	1,963,975	2,191,291
Total Nonperforming loans	44,907	46,982	49,188	54,699	50,458	54,421
Allowance for loan losses	43,306	45,019	42,635	44,768	39,612	42,286
Total Assets	2,290,759	2,519,156	2,214,929	2,444,402	2,230,703	2,457,532
Total Liabilities	2,122,943	2,351,955	2,048,705	2,284,815	2,063,819	2,294,846
Total Stockholders' equity	167,816	166,671	166,224	161,450	166,884	162,798

Efficiency ratio	63.5%	51.1%	68.7%	68.6%	273.6%	273.6%
Net income (loss) as reported	1,058	4,082	386	(903)	(50,617)	(52,086)
Net income (loss) (adjusted for impairments)	1,058	4,082	386	(903)	(5,240)	(6,709)
Net income available to common shareholders	453	4,082	(216)	(903)	(51,216)	(52,086)
Diluted EPS	0.04	0.31	(0.02)	(0.07)	(3.99)	(4.06)

Pre-tax operating earnings:
GAAP income (loss) before income taxes	1,128	6,874	(1,004)	(2,077)	(52,860)	(54,219)
Impairment charges	-	-	-	-	45,377	45,377
Sale of KC branches/charter	-	-	-	-	-	-
Sale of other real estate	(86)	(86)	2	2	(59)	(59)
Sale of securities	-	-	(636)	(636)	(316)	(316)
Retention payment	-	-	-	-	-	-
FDIC special assessment	(202)	(202)	1,100	1,100	-	-
Gain on extinguishment of debt	-	(5,326)	-	-	-	-
Operating earnings before provision	840	1,260	(538)	(1,611)	(7,858)	(9,217)
Provision for loan losses	6,900	6,480	8,000	9,073	15,100	16,459
Operating earnings after provision	7,740	7,740	7,462	7,462	7,242	7,242

Cash Flow
Net decrease (increase) in loans
Net increase (decrease) in other borrowings

Asset Quality
Provision	6,900	6,480	8,000	9,073	15,100	16,459
Allowance as a % of Loans	2.30%	2.13%	2.24%	2.10%	2.02%	1.93%
Nonperforming loans as a % of total loans	2.38%	2.22%	2.58%	2.56%	2.57%	2.48%
Net charge-offs to average loans	1.31%	1.16%	1.03%	1.22%	1.39%	1.47%
Net interest margin	3.26%	2.97%	3.41%	3.10%	3.32%	3.02%

Capital:
Average common equity to average assets	6.02%	5.40%	6.08%	5.31%	8.22%	7.32%
Tangible common equity to tangible assets	5.71%	5.14%	5.83%	5.08%	5.81%	5.11%

Yields:
Loans	5.51%	5.46%	5.53%	5.45%	5.41%	5.34%
Yield on earning assets	5.13%	5.12%	5.37%	5.32%	5.33%	5.28%
Borrowed funds	2.95%	3.95%	2.48%	3.52%	2.11%	3.21%
Cost of paying liabilities	2.20%	2.48%	2.28%	2.53%	2.33%	2.56%
Net interest spread	2.93%	2.64%	3.09%	2.79%	3.00%	2.71%
Net interest margin	3.26%	2.97%	3.41%	3.10%	3.32%	3.02%

Input:
Secured Borrowings		232,388		236,110		231,027
Provision		(420)		1,073		1,359
Gain on extinguishment		5,326

Table 1 - EFSC ProForma Summary

	2008 by Quarter
	4Q 08		3Q 08		2Q 08		1Q 08
	Original	Revised	Original	Revised	Original	Revised	Original	Revised
Total Loans	1,977,175	2,201,457	1,942,600	2,124,255	1,849,415	2,018,294	1,726,455	1,881,668
Total Nonperforming loans	29,662	35,487	23,546	31,898	13,180	13,180	9,307	9,307
Allowance for loan losses	31,309	33,808	25,662	28,517	24,011	26,685	22,249	23,745
Total Assets	2,270,174	2,493,992	2,236,401	2,416,117	2,197,718	2,364,885	2,047,878	2,202,134
Total Liabilities	2,052,386	2,279,195	2,051,442	2,233,097	2,014,817	2,183,696	1,869,641	2,024,854
Total Stockholders' equity	217,788	214,571	184,959	183,132	182,901	181,190	178,237	177,280

Efficiency ratio	71.7%	71.7%	79.0%	79.0%	59.9%	59.9%	63.8%	63.8%
Net income (loss) as reported	(3,952)	(5,421)	1,319	1,202	3,500	2,746	3,563	3,240
Net income (loss) (adjusted for impairments)	(3,952)	479	7,219	7,102	3,500	2,746	3,563	3,240
Net income available to common shareholders	(4,031)	(5,421)	1,319	1,202	3,500	2,746	3,563	3,240
Diluted EPS	(0.32)	(0.42)	0.10	0.09	0.27	0.22	0.28	0.26

Pre-tax operating earnings:
GAAP income (loss) before income taxes	(7,092)	(9,263)	2,267	2,085
Impairment charges	3,300	3,300	5,900	5,900
Sale of KC branches/charter	-	-	(2,840)	(2,840)
Sale of other real estate	31	31	(242)	(242)
Sale of securities	(88)	(88)	-	-
Retention payment	875	875	125	125
FDIC special assessment	-	-	-	-
Gain on extinguishment of debt	-	-	-	-
Operating earnings before provision	(2,974)	(5,145)	5,210	5,028
Provision for loan losses	14,125	16,296	2,825	3,007
Operating earnings after provision	11,151	11,151	8,035	8,035

Cash Flow
Net decrease (increase) in loans
Net increase (decrease) in other borrowings

Asset Quality
Provision	14,125	16,296	2,825	3,007	3,200	4,378	2,325	2,829
Allowance as a % of Loans	1.58%	1.54%	1.32%	1.34%	1.30%	1.32%	1.29%	1.26%
Nonperforming loans as a % of total loans	1.50%	1.61%	1.21%	1.50%	0.71%	0.65%	0.54%	0.49%
Net charge-offs to average loans	1.73%	2.04%	0.24%	0.22%	0.32%	0.30%	0.40%	0.36%
Net interest margin	3.37%	3.07%	3.34%	3.07%	3.56%	3.30%	3.63%	3.36%

Capital:
Average common equity to average assets	8.30%	7.53%	8.55%	7.84%	8.62%	7.97%	8.92%	8.25%
Tangible common equity to tangible assets	6.07%	5.38%	5.93%	5.40%	5.62%	5.14%	5.77%	5.31%

Yields:
Loans	5.74%	5.63%	5.94%	5.85%	6.30%	6.25%	6.93%	6.88%
Yield on earning assets	5.67%	5.58%	5.86%	5.78%	6.17%	6.14%	6.77%	6.74%
Borrowed funds	2.67%	3.54%	2.98%	3.72%	3.44%	4.24%	3.82%	4.89%
Cost of paying liabilities	2.62%	2.82%	2.85%	3.04%	2.97%	3.19%	3.62%	3.86%
Net interest spread	3.05%	2.76%	3.01%	2.74%	3.20%	2.94%	3.15%	2.89%
Net interest margin	3.37%	3.07%	3.34%	3.07%	3.56%	3.30%	3.63%	3.36%

Input:
Secured Borrowings		226,809		181,655
Provision		2,171		182		1,178		504
Gain on extinguishment

Table 1 - EFSC ProForma Summary

	Year-to-Date
	2009 YTD		2008		2007		2006		2005
	Original	Revised	Original	Revised	Original	Revised	Original	Revised	Original	Revised
Total Loans	1,884,353	2,113,365	1,977,175	2,201,457	1,641,432	1,784,278	1,311,723	1,376,452	1,002,379	1,048,302
Total Nonperforming loans	44,907	46,982	29,662	35,487	12,720	12,720	6,475	6,475	1,421	1,421
Allowance for loan losses	43,306	45,019	31,309	33,809	21,593	22,585	16,988	17,475	12,990	13,332
Total Assets	2,290,759	2,518,675	2,270,174	2,493,766	1,999,118	2,141,329	1,535,587	1,600,004	1,286,968	1,332,673
Total Liabilities	2,122,943	2,351,955	2,052,386	2,279,195	1,825,969	1,968,815	1,402,593	1,467,322	1,194,031	1,239,954
Total Stockholders' equity	167,816	166,720	217,788	214,571	173,149	172,514	132,995	132,683	92,605	92,386

Efficiency ratio	134.4%	124.4%	69.0%	69.0%	61.3%	61.3%	60.7%	60.7%	64.1%	64.1%
Net income (loss) as reported	(49,173)	(47,100)	4,430	1,848	17,578	17,255	15,472	15,379	11,295	11,274
Net income (loss) (adjusted for impairments)	(3,796)	(1,723)	4,430	1,848	17,578	17,255	15,472	15,379	11,295	11,274
Net income available to common shareholders	(50,979)	(48,907)	4,351	1,769	NA	NA	NA	NA	NA	NA
Diluted EPS	(3.97)	(3.81)	0.34	0.14	1.40	1.37	1.36	1.35	1.05	1.05

Pre-tax operating earnings:
GAAP income (loss) before income taxes
Impairment charges
Sale of KC branches/charter
Sale of other real estate
Sale of securities
Retention payment
FDIC special assessment
Gain on extinguishment of debt
Operating earnings before provision
Provision for loan losses
Operating earnings after provision

Cash Flow
Net decrease (increase) in loans	53,313	48,583	(370,963)	(452,399)	(168,032)	(246,149)	(145,218)	(164,024)	(104,518)	(150,441)
Net increase (decrease) in other borrowings	13,743	11,540	16,080	100,043	923	79,040	(6,015)	12,791	3,565	49,488

Asset Quality
Provision	30,000	32,012	22,475	26,510	4,615	5,120	2,127	2,273	1,490	1,522
Allowance as a % of Loans	2.30%	2.13%	1.58%	1.54%	1.32%	1.27%	1.30%	1.27%	1.30%	1.27%
Nonperforming loans as a % of total loans	2.38%	2.22%	1.50%	1.61%	0.77%	0.71%	0.49%	0.47%	0.14%	0.14%
Net charge-offs to average loans	1.24%	1.08%	0.70%	0.76%	0.14%	0.13%	0.10%	0.10%	0.02%	0.02%
Net interest margin	3.33%	3.03%	3.47%	3.21%	3.83%	3.61%	4.01%	3.85%	4.11%	3.87%

Capital:
Average common equity to average assets	6.02%	7.27%	8.30%	7.93%	9.21%	8.65%	8.15%	7.78%	7.10%	6.77%
Tangible common equity to tangible assets	5.71%	5.14%	6.07%	5.38%	5.68%	5.26%	6.48%	6.20%	5.98%	5.76%

Yields:
Loans	5.48%	5.42%	6.20%	6.14%	7.88%	7.86%	7.70%	7.70%	6.65%	6.60%
Yield on earning assets	5.28%	5.24%	6.09%	6.04%	7.63%	7.63%	7.33%	7.34%	6.25%	6.23%
Borrowed funds	2.47%	3.54%	3.19%	4.04%	4.86%	6.22%	4.78%	6.08%	3.60%	5.36%
Cost of paying liabilities	2.27%	2.52%	3.00%	3.20%	4.50%	4.71%	4.09%	4.26%	2.74%	2.98%
Net interest spread	3.01%	2.71%	3.09%	2.84%	3.13%	2.92%	3.24%	3.08%	3.51%	3.25%
Net interest margin	3.33%	3.03%	3.47%	3.21%	3.83%	3.61%	4.01%	3.85%	4.11%	3.87%

Input:
Secured Borrowings
Provision		2,012		4,035		505		146		32
Gain on extinguishment		5,326		-		-		-		-